Exhibit 99.1

Weibo Reports Fourth Quarter and Fiscal Year 2015 Financial Results

BEIJING, China, March 2, 2016—Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB), a leading social media in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2015.

Fourth Quarter 2015 Highlights

•                   Net revenues increased 42% year over year to $149.0 million, reaching the high end of the Company’s guidance between $146 million and $149 million.

•                  Advertising and marketing revenue increased 47% year over year to $129.5 million.

•                  Weibo Value-Added Services (“Weibo VAS”) revenue increased 13% year over year to $19.5 million, despite a 31% year-over-year decline in revenue from data licensing, a deemphasized business.

•                  Net income attributable to Weibo’s ordinary shareholders increased 332% year over year to $19.1 million, and diluted net income per share was $0.09, compared to $0.02 for the same period last year.

•                  Non-GAAP net income attributable to Weibo’s ordinary shareholders increased 258% to $32.9 million and non-GAAP diluted net income per share was $0.15, compared to $0.04 for the same period last year.

•                  Adjusted EBITDA increased 131% year over year to $37.0 million.

•                  Monthly active users (“MAUs”) in December 2015 grew 34% year over year to 236 million, 83% of which were mobile users. Average daily active users (“DAUs”) in December 2015 grew 32% year over year to 106 million.

Fiscal Year 2015 Highlights

•                  Net revenues increased 43% year over year to $477.9 million.

•                  Advertising and marketing revenue increased 52% year over year to $402.4 million.

•                  Weibo VAS revenue increased 9% year over year to $75.5 million.

•                  Net income attributable to Weibo’s ordinary shareholders reached $34.7 million, or diluted net income per share of $0.16, compared to a net loss of $65.3 million for 2014, or diluted net loss per share of $0.35.

•                  Non-GAAP net income attributable to Weibo’s ordinary shareholders was $68.8 million, or non-GAAP diluted net income per share of $0.32, compared to a non-GAAP net loss of $2.3 million for 2014, or non-GAAP diluted net loss per share of $0.01.

•                  Adjusted EBITDA increased 454% year over year to $85.7 million.

“Weibo ended 2015 on a high note with non-Alibaba advertising and marketing revenues growing 69% year over year on a constant currency basis and adjusted EBITDA margin reaching 25% in the fourth quarter,” said Gaofei Wang, Weibo’s CEO. “On the user side, Weibo’s traffic growth continues to be robust, as we are positioned at the conjuncture of social, mobile and video. For example, in December 2015, mobile DAUs grew 46% year over year to 94 million and average daily video views grew 53% sequentially.”

Fourth Quarter 2015 Financial Results

For the fourth quarter of 2015, Weibo reported net revenues of $149.0 million, compared to $105.2 million for the same period last year. Advertising and marketing revenue totaled $129.5 million, compared to $88.0 million for the same period last year. Weibo VAS revenue totaled $19.5 million, compared to $17.2 million for the same period last year.

Costs and expenses for the fourth quarter of 2015 totaled $123.2 million, compared to $100.6 million for the same period last year. Non-GAAP costs and expenses were $116.3 million, compared to $95.7 million for the same period last year. The increase in non-GAAP costs and expenses was primarily due to an increase in infrastructure costs resulting from strong video consumption and overall growth traffic, an increase in game and other revenue share, value added taxes associated with higher revenues, and higher personnel-related costs.

Income from operations for the fourth quarter of 2015 was $25.8 million, compared to $4.7 million for the same period last year. Non-GAAP income from operations was $32.8 million, compared to $9.5 million for the same period last year.

Non-operating loss for the fourth quarter of 2015 was $5.8 million, compared to a non-operating income of $3.0 million for the same period last year. Non-operating loss for the fourth quarter of 2015 included write downs on investments of $7.2 million.

Net income attributable to Weibo’s ordinary shareholders for the fourth quarter of 2015 was $19.1 million, or diluted net income per share of $0.09, compared to $4.4 million for the same period last year, or diluted net income per share of $0.02. Non-GAAP net income attributable to Weibo’s ordinary shareholders for the fourth quarter of 2015 was $32.9 million, or diluted net income per share of $0.15, compared to $9.2 million for the same period last year, or diluted net income per share of $0.04.

As of December 31, 2015, Weibo’s cash, cash equivalents and short-term investments totaled $335.9 million. For the fourth quarter of 2015, cash provided by operating activities was $51.7 million, capital expenditures totaled $2.7 million, and depreciation and amortization expenses amounted to $4.4 million.

Business Outlook

For the first quarter of 2016, Weibo estimates that its net revenues to be between $111 million and $116 million. This forecast reflects Weibo’s current and preliminary view, which is subject to change.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP costs and expenses, non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP diluted net income (loss) per share attributable to Weibo’s ordinary shareholders and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets net of tax, change in fair value of investor option liability, gain on the sale of investments and impairment on investments, net, and dividend income from investments. In addition, adjusted EBITDA excludes depreciation expenses, interest income (expenses) and income tax expenses (benefits). The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies.  Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

The unaudited condensed combined and consolidated statements of operations and balance sheets have been prepared assuming that the Weibo funds acquired from SINA on June 30, 2015 as if they had been owned by Weibo for all periods. Impact of such funds to each period was not significant.

Conference Call

Weibo will host a conference call at 8 PM - 9 PM Eastern Time on March 2, 2016 (or 9 AM — 10 AM Beijing Time on March 3, 2016) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://ir.weibo.com. The conference call can be accessed as follows:

US Toll Free:  +1 (888) 346-8982

Hong Kong Toll Free:  +852 800-905-945

China Toll Free:  +86 400-120-1203

International:  +1 (412) 902-4272

Passcode for all regions:  Weibo

A replay of the conference call will be available through midnight Eastern Time, March 9, 2016. The dial-in number is +1 (412) 317-0088. The passcode for the replay is 10081694.

About Weibo Corporation

Weibo is a leading social media for people to create, share and discover Chinese-language content. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, as well as content aggregation and distribution. Any user can create and post a feed of up to 140 Chinese characters and attach multi-media or long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide variety of advertising and marketing solutions to its customers, ranging from large brand advertisers to Alibaba/e-commerce merchants to small and medium sized enterprises to individuals. The Company generates a substantial majority of revenues from the sale of advertising and marketing services, including the sale of social display ads, promoted feeds and event-based ad solutions. Weibo has developed and is continuously refining its social interest graph recommendation engine, which enables its customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to develop the small and medium enterprise market by the Company or through cooperation with other parties, including Alibaba; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-F for the fiscal year ended December 31, 2014 filed with the SEC on April 28, 2015 and other filings with the SEC. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3112

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2015	2014	2015	2015	2014
		As adjusted (a)			As adjusted (a)

Net revenues:
Advertising and marketing	$129,527	$87,973	$105,861	$402,415	$264,782
Weibo VAS	19,498	17,239	18,873	75,476	69,390
Total net revenues	149,025	105,212	124,734	477,891	334,172

Cost of revenues (b)	42,105	25,786	37,241	141,960	83,599
Sales and marketing (b)	36,253	34,054	30,106	126,059	120,361
Product development (b)	36,614	33,112	37,493	143,444	125,832
General and administrative (b)	8,265	7,610	5,996	28,925	26,483
Total costs and expenses	123,237	100,562	110,836	440,388	356,275
Income (loss) from operations	25,788	4,650	13,898	37,503	(22,103)

Non-operating income (loss):
Gain on sale of and impairment on investments, net	(7,207)	—	(462)	(7,061)	(2,040)
Interest and other income , net	1,443	3,017	1,818	6,338	6,775
Change in fair value of investor option liability	—	—	—	—	(46,972)
	(5,764)	3,017	1,356	(723)	(42,237)

Income (loss) before income tax expenses	20,024	7,667	15,254	36,780	(64,340)
Income tax expenses	(1,152)	(2,877)	(1,030)	(2,591)	(1,128)

Net income (loss)	18,872	4,790	14,224	34,189	(65,468)
Less: Net income (loss) attributable to noncontrolling interest	(250)	362	(253)	(556)	(143)

Net income (loss) attributable to Weibo’ ordinary shareholders	$19,122	$4,428	$14,477	$34,745	$(65,325)

Basic net income (loss) per share attributable to Weibo’s ordinary shareholders	$0.09	$0.02	$0.07	$0.17	$(0.35)
Diluted net income (loss) per share attributable to Weibo’s ordinary shareholders	$0.09	$0.02	$0.07	$0.16	$(0.35)

Shares used in computing basic net income (loss) per share attributable to Weibo’s ordinary shareholders	210,764	202,844	209,356	208,163	186,878
Shares used in computing diluted net income (loss) per share attributable to Weibo’s ordinary shareholders	219,464	216,845	217,681	217,918	186,878

(a) The unaudited condensed combined and consolidated statements of operations have been prepared assuming that the Weibo funds acquired from SINA on June 30, 2015 as if they had been owned by Weibo for all periods.

(b) Stock-based compensation in each category:

Cost of revenues	$275	$194	$380	$1,196	$755
Sales and marketing	856	368	924	3,209	1,583
Product development	2,473	1,655	3,028	10,210	4,392
General and administrative	3,006	2,290	2,917	11,784	7,049

WEIBO CORPORATION

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	December 31,	December 31,
	2015	2014
		As adjusted (a)
Assets
Current assets:
Cash and cash equivalents	$237,440	$284,865
Short-term investments	98,439	166,414
Accounts receivable, net	120,230	120,210
Prepaid expenses and other current assets	42,295	18,357	(b)
Current assets subtotal	498,404	589,846

Property and equipment, net	22,850	30,874
Goodwill and intangible assets, net	13,083	15,191
Investments	294,679	63,777
Other assets	10,173	3,826	(b)
Total assets	$839,189	$703,514

Liabilities and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$2,532	$2,420
Accrued liabilities	154,964	87,595
Deferred revenues	39,091	20,957
Amount due to SINA	12,188	24,279
Current liabilities subtotal	208,775	135,251

Long-term liability	2,385	873
Total liabilities	211,160	136,124

Shareholders’ equity :
Weibo ordinary shareholders’ equity	620,672	559,204
Non-controlling interest	7,357	8,186
Total shareholders’ equity	628,029	567,390

Total liabilities and shareholders’ equity	$839,189	$703,514

(a) The unaudited condensed combined and consolidated balance sheets have been prepared assuming that the Weibo funds acquired from SINA on June 30, 2015 as if they had been owned by Weibo for all periods.

(b) In 2015, Weibo early adopted the guidance of ASU 2015-17 issued by FASB in November 2015, which requires entities to present deferred tax assets (“DTA”) and deferred tax liabilities as non-current in the balance sheets. Pursuant to the guidance, Weibo retrospectively reclassified $18 thousands of current DTA from prepaid expenses and other current assets into other assets in the consolidated balance sheet as of December 31, 2014.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	December 31, 2015				December 31, 2014				September 30, 2015
					As adjusted
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising and marketing	$129,527			$129,527	$87,973			$87,973	$105,861			$105,861
Weibo VAS	19,498			19,498	17,239			17,239	18,873			18,873
Net revenues	$149,025			$149,025	$105,212			$105,212	$124,734			$124,734

		(6,610	)(a)			(4,507	)(a)			(7,249	)(a)
		(359	)(b)			(381	)(b)			(364	)(b)
Total costs and expenses	$123,237	$(6,969)		$116,268	$100,562	$(4,888)		$95,674	$110,836	$(7,613)		$103,223

		6,610	(a)			4,507	(a)			7,249	(a)
		359	(b)			381	(b)			364	(b)
Income from operations	$25,788	$6,969		$32,757	$4,650	$4,888		$9,538	$13,898	$7,613		$21,511

		6,610	(a)							7,249	(a)
		269	(b)			4,507	(a)			273	(b)
		7,207	(c)			287	(b)			462	(c)
		(267	)(d)			(12	)(d)			(323	)(d)
Net income attributable to Weibo’s ordinary shareholders	$19,122	$13,819		$32,941	$4,428	$4,782		$9,210	$14,477	$7,661		$22,138

Diluted net income per share attributable to Weibo’s ordinary shareholders	$0.09			$0.15	$0.02			$0.04	$0.07			$0.10

Shares used in computing diluted net income per share attributable to Weibo’s ordinary shareholders	219,464			219,464	216,845			216,845	217,681			217,681

Adjusted EBITDA:

Non-GAAP net income				$32,941				$9,210				$22,138
Interest income, net				(1,152)				(1,766)				(1,433)
Income tax expenses				1,242				2,971				1,121
Depreciation expenses				4,006				5,647				4,696
Adjusted EBITDA				$37,037				$16,062				$26,522

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Twelve months ended
	December 31, 2015				December 31, 2014
					As adjusted
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising and marketing	$402,415			$402,415	$264,782			$264,782
Weibo VAS	75,476			75,476	69,390			69,390
Net revenues	$477,891			$477,891	$334,172			$334,172

		(26,399	)(a)			(13,779	)(a)
		(1,467	)(b)			(1,211	)(b)
Total costs and expenses	$440,388	$(27,866)		$412,522	$356,275	$(14,990)		$341,285

		26,399	(a)			13,779	(a)
		1,467	(b)			1,211	(b)
Income (loss) from operations	$37,503	$27,866		$65,369	$(22,103)	$14,990		$(7,113)

						13,779	(a)
		26,399	(a)			906	(b)
		1,103	(b)			2,040	(c)
		7,061	(c)			(685	)(d)
		(522	)(d)			46,972	(e)
Net income (loss) attributable to Weibo’s ordinary shareholders	$34,745	$34,041		$68,786	$(65,325)	$63,012		$(2,313)

Diluted net income (loss) per share attributable to Weibo’s ordinary shareholders	$0.16			$0.32	$(0.35)			$(0.01)

Shares used in computing diluted net income (loss) per share attributable to Weibo’s ordinary shareholders	217,918			217,918	186,878			186,878

Adjusted EBITDA:

Non-GAAP net income (loss)				$68,786				$(2,313)
Interest income, net				(5,528)				(5,494)
Income tax expenses				2,958				1,433
Depreciation expenses				19,482				21,849
Adjusted EBITDA				$85,698				$15,475

(a)  To adjust stock-based compensation.

(b)  To adjust amortization of intangible assets and tax provision on acquired intangible assets.

(c)  To adjust net (gain) on the sale of investments, impairment on investments and dividend (income) from investments.

(d)  To adjust Non-GAAP to GAAP reconciling items for the gain (loss) attributable to non-controlling interests.

(e)  To adjust the change in fair value of investor option liability.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2015	2014	2015	2015	2014

Net revenues
Advertising and marketing:
Advertising and marketing other than Alibaba	$81,323	$49,957	$73,331	$258,765	$157,195
Alibaba	48,204	38,016	32,530	143,650	107,587
Subtotal	129,527	87,973	105,861	402,415	264,782

Weibo VAS	19,498	17,239	18,873	75,476	69,390
	$149,025	$105,212	$124,734	$477,891	$334,172